SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Demand Growth of 14.5% and
Yield of almost R$21.50 cents

Second consecutive month of record demand in the year-on-year comparison

São Paulo, June 7, 2010 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, recorded its highest demand in the domestic market for the second consecutive month in the year-on-year comparison since it began operations in 2001.

Management Comments

May’s traffic results demonstrate the consistency of GOL in its strategic plan.

The Company is not favorable of irrational market scenarios and reaffirms its guidance for 2010. GOL will continue to offer high quality services, safety, punctuality and regularity at attractive prices, always innovating, aiming to bring people in a efficient and intelligent manner.

GOL is not favorable of irrational market scenarioand reaffirms its guidance for2010.

The Company believes that the current scenario of accelerated economic growth represents an opportunity to create demand in an environment of healthy growth in the industry, especially for GOL and its low cost and low-fare model.

Demand

In May 2010, demand on GOL’s total and domestic route network increased by 14.5% and 14.9%, respectively over the same month last year, thanks to the continuous improvement in the Brazilian economic scenario, fueled by the year-to-date upturn in the Consumer Confidence Index (ICC) and the highest ever Current Situation Index (ISA), both of which measured by the Getúlio Vargas Foundation (FGV). In addition, the combination of: (i) dynamic fare management, with positive results from the introduction of the new fare categories, (ii) the continuous development of the SMILES program, (iii) exemplary quality indices (punctuality, regularity and client service), and (iv) greater flight frequency between Brazil’s major airports, particularly during business hours, benefited business travel, which is historically the strongest segment in May, given the low tourist season.

Operating Data	May 2010*	May 2009*	Var .%(YoY)	April 2010*	Var.%(MoM )
Total System
ASK ( mm) (1)	3,740.9	3,293.8	13.6%	3,627.1	3.1%
RPK ( mm) (2)	2,185.5	1,908.5	14.5%	2,291.5	-4.6%
Load Factor (3)	58.4%	57.9%	0.5 p.p.	63.2%	-4.8 p.p.
Domestic Market
ASK (mm) (1)	3,321.0	2,851.9	16.4%	3,211.7	3.4%
RPK (mm) (2)	1,953.3	1,700.2	14.9%	2,044.6	-4.5%
Load Factor (3)	58.8%	59.6%	-0.8 p.p.	63.7%	-4.8 p.p.
International Market
ASK (mm) (1)	419.9	441.9	-5.0%	415.4	1.1%
RPK (mm) (2)	232.2	208.3	11.5%	246.9	-6.0%
Load Factor (3)	55.3%	47.1%	8.2 p.p.	59.4%	-4.1 p.p.
( * ) May 2010 - preliminary figures; May 2009 and April 2010 - figures from the National Civil Aviation Agency (Anac).

In comparison with the previous month, domestic and international demand fell by 7.5% and 9.0%, respectively, due to seasonality and the absence of holidays in May, versus two holidays in April (Good Friday and Tiradentes).

Demand on GOL’s international route network grew by 11.5% year-on-year, mainly reflecting the economic recovery in South America, which benefited flights to Argentina and Chile, and high demand on routes to the Caribbean, which already has five destinations (Aruba, Barbados, Curaçao, Panama and Punta Cana).

Supply

GOL maintained its disciplined strategy of maintaining capacity growth at a lower level than demand growth on its route network. This was particularly apparent in the international market, where supply, measured by ASK (available seat kilometers), actually fell by 5.0% year-on-year, while demand moved up by 11.5%. Domestic supply climbed by 16.4% due to high productivity, with an aircraft utilization rate of more than 12.5 block hours per day, versus 11.8 block hours recorded in May 2010 and the maintenance of a greater average stage length. These combined effects reduced the BELF (break-even load factor) and, consequently, maximized the operating margin, in the peak of the low season, through the dilution of unit costs and the maintenance of higher yield levels. In addition, it prepares GOL’s route network for the transition to the high season beginning as of the holidays in June and the school vacations in July.

Load Factor and Yield

The Company’s load factor increased by 0.5 pp over May 2009 to 58.4% (58.8% on the domestic market and 55.3% on the international market), and fell by 4.8 p.p. over April 2010 due to the repositioning of the route network and the absence of holidays in May, given the more tourism-oriented profile of GOL's international network.

Since most trips in May are business-related and load factors are lower than in the rest of the year, yields maintained their upward trajectory, averaging R$21.50 cents (R$), despite the seasonally weaker period. As a result, current yield levels are slightly above the Company’s guidance, reflecting the dynamic fare management.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.
(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.
(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

About GOL Linhas Aéreas Inteligentes S.A.
Contact

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 12 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – Vice President / CFO
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest
Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : wwww.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:June 07, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.